CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

April 1, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom

Re:	Bonanza Goldfields Corp.
Amendment No. 4 to Registration Statement on Form 10-12G
Filed March 3, 2022
File No. 000-53612

Ladies and Gentlemen:

On behalf of Bonanza Goldfields Corp. (the “Company” or “BONZ”), we are hereby responding to the comment letter dated March 15, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form 10-12G

General

1. We note your response to comment 1 in our February 17, 2022 letter. Please revise to remove the term throughout the filing, as we believe the term could be materially misleading. In this regard, we note that the tokens appear to be fungible, merely represent the right to consume content, and the reference to theater or auditorium seating does not appear to be an apt comparison.

Response: We have changed all references to hybrid NFTs, or h-NFTs, to digital ownership tokens, DOTs, throughout the registration statement.

2. Refer to your response to comment 2 in our February 17, 2022 letter and previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in with respect to this matter.

Response: We confirm that we understand that your decision not to issue additional comments is not to be interpreted to mean that the Staff either agrees or disagrees with the Company’s responses, including any conclusions we have made, positions we have taken and practices we have engaged in with respect to this matter.

3. We note your disclosure on pages 25 and 29 suggesting that your corporate structure includes variable interest entities, yet the disclosure elsewhere in your filing suggests that you do not have variable interest entities. Please confirm that you do not have any variable interest entities, and if so, remove references to “our variable interest entities” in the filing.

Response: Out corporate structure does not include variable interest entities. Where applicable, we have removed such references throughout the registration statement.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW